FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Rankin, William G.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    December, 1998

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    President and Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Common Stock

2. Transaction Date (Month/Day/Year)

   December 28, 1998

3. Transaction Code (Instr. 8)

   Line 1 - Code:  M; V: Voluntary

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   Line 1- Amount: 11,000 Shares; (A) or (D): Acquired; Price: $3.50 Per Share

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

   25,443 Shares

6. Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

   Direct

7. Nature of Indirect Beneficial Ownership (Instr. 4)

   N/A

TABLE II-Derative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)

   Line 1 - Call Option

2. Conversion or Exercise Price of Derivative Security

   Line 1 - $3.50 Per Share

3. Transaction Date (Month/Day/Year)

   Line 1 - December 28, 1998

4. Transaction Code (Instr. 8)

   Line 1 - Code:  M;  V:  Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   Line 1 - Exercised Call Option as to 11,000 Shares

6. Date Exercisable and Expiration Date (Month/Day/Year)

   Line 1 - Date Exercisable:  July 15, 1993
   Line 1 -  Expiration Date:  July 15, 2002

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   Line 1 - Title:  Common Stock; Amount or Number of Shares:  11,000 Shares

8. Price of Derivative Security (Instr. 5)

   Line 1 - N/A

9. Number of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4)

   646,771 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/William G. Rankin                                     January 7, 1999
**Signature of Reporting Person                               Date